April 16, 2025

Joseph J. Wolk
Chief Financial Officer
JOHNSON & JOHNSON
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

       Re: JOHNSON & JOHNSON
           Form 10-K for Fiscal Year Ended December 29, 2024
           File No. 001-03215
Dear Joseph J. Wolk:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2024
Item 1. Business, page 1

1. We note your statement on page 3 indicating that the licensed patents related to your
       Darzalex and Darzalex Faspro products are material to your business. In future filings, please revise to disclose the material terms of your licensing agreement with Genmab
       A/S relating to your Darzalex and Darzalex Faspro products or tell us why you believe such disclosure is not required. Your revisions should include the aggregate amount paid to Genmab, royalty rates or royalty rate ranges, and term and termination provisions. Please also file this agreement as an exhibit to your annual report. Refer to
       Item 601 of Regulation S-K for guidance.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 16, 2025
Page 2

       Please contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences